UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Harris Interactive Inc.
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

414549105
(CUSIP Number)

Cédric de Bailliencourt Tour Bolloré 31/32 quai de Dion Bouton 92800 Puteaux, France Telephone: (33) 1 46 96 48 97 Telefax: (33) 1 46 96 48 76	Nikolaos G. Andronikos, Esq. Sullivan & Cromwell LLP 24 rue Jean Goujon 75008 Paris, France Telephone: (33) 1 73 04 58 70 Telefax: (33) 1 73 04 10 10

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 10, 2007
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        (Continued on following pages)

SCHEDULE 13D

CUSIP No. 414549105	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Vincent Bolloré
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,438,589
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,438,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,438,589
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.40%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The denominator is based on 53,725,241 Common Shares, estimated on the basis of information published by the Issuer in its filings with the U.S. Securities and Exchange Commission, including its Form 10-Q filed on February 7, 2007, Form 8-K filed on March 12, 2007 and Form 8-K filed on April 10, 2007 (the most recently available reports).

SCHEDULE 13D

CUSIP No. 414549105	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Financière de Sainte-Marine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,438,589
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,438,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,438,589
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.40%*
14	TYPE OF REPORTING PERSON CO

*	The denominator is based on 53,725,241 Common Shares, estimated on the basis of information published by the Issuer in its filings with the U.S. Securities and Exchange Commission, including its Form 10-Q filed on February 7, 2007, Form 8-K filed on March 12, 2007 and Form 8-K filed on April 10, 2007 (the most recently available reports).

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common shares, par value $0.001 per share (the “Common Shares”) of Harris Interactive Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 135 Corporate Woods, Rochester, NY 14623.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c); (f) This statement on Schedule 13D is being filed on behalf of Financière de Sainte-Marine, a French société par actions simplifiée (“FdSM”), and Mr. Vincent Bolloré, who indirectly controls FdSM.

The information concerning the name, place of organization, principal business and the principal business address of FdSM, and the information concerning the name, business address, present principal occupation and the citizenship of Mr. Bolloré and of the president of FdSM is filed as Exhibit 1 hereto.

(d); (e) During the last five years, neither Mr. Bolloré nor FdSM or its president (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds used for the purchase of the Common Shares came from the working capital of FdSM and from funds advanced by certain affiliates of FdSM, which are indirectly controlled by Mr. Bolloré.

ITEM 4. PURPOSE OF THE TRANSACTION

The 3,438,589 Common Shares, the ownership of which is reported on this Schedule 13D, were acquired by Mr. Bolloré through FdSM in order to increase his equity interest in the Issuer. This investment is part of the strategy of the Bolloré Group in the media and communication industry.

Mr. Bolloré and FdSM may, directly or indirectly, acquire additional Common Shares or other securities in the Issuer or may decide to dispose of all or a portion of their investment in the Common Shares or other securities of the Issuer. Mr. Bolloré and FdSM do not currently intend to seek control of the Issuer, although Mr. Bolloré and FdSM reserve the possibility to change their position in the future. Mr. Bolloré and FdSM have no present plan, proposal or intention that would, other than as set forth above, result in or relate to any of the transactions enumerated in Item 4(a) through (j) of Item 4 of the form of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)  FdSM is the holder of record of 3,438,589 Common Shares, representing 6.40% of the Issuer’s stock (an estimated 6.40% of voting rights). Vincent Bolloré indirectly controls FdSM through his indirect controlling interests in a series of parent companies of FdSM, including Financière de l’Odet, Bolloré S.A., Plantations des Terres Rouges and Compagnie du Cambodge, all French companies, except for Plantations des Terres Rouges, which is a Luxembourg company. Thus, Vincent Bolloré may be considered to have beneficial ownership of the entire 3,438,589 Common Shares owned of record by FdSM, representing 6.40% of the Issuer’s stock (an estimated 6.40% of voting rights).

(b)  FdSM has both voting and dispositive power with respect to the Common Shares indicated as owned of record by it in Item 5(a). However, Vincent Bolloré, who controls FdSM through his indirect controlling interests in the parent companies of FdSM, including those as specified in paragraph (a) above, directs the investments and voting of each of them. Thus, Mr. Bolloré shares voting and dispositive power with respect to the Common Shares owned by FdSM.

(c)  Exhibit 2 describes the transactions effected by FdSM during the period starting 60 days prior to the date hereof. All such transactions were effected on the Nasdaq stock exchange.

(d)  Not applicable.

4

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the Joint Filing Agreement, dated as of April 19, 2007, attached as Exhibit 3 hereto, to the knowledge of FdSM and Mr. Bolloré, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 (including those persons named in Exhibit 1) and between any such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No. Exhibit 1 Exhibit 2 Exhibit 3	Exhibit Description Information Concerning Reporting Persons and the President of FdSM Transactions in Common Shares by FdSM since February 20, 2007 Joint Filing Agreement, dated April 19, 2007

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 20, 2007

VINCENT BOLLORÉ

By: /s/ Cédric de Bailliencourt
Name:  Cédric de Bailliencourt
Title:  Attorney-in-fact

FINANCIÈRE DE SAINTE-MARINE

By: /s/ Cédric de Bailliencourt
Name:  Cédric de Bailliencourt
Title: Attorney-in-fact

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INDEX OF EXHIBITS

Exhibit No. Exhibit 1 Exhibit 2 Exhibit 3	Exhibit Description Information Concerning Reporting Persons and the President of FdSM Transactions in Common Shares by FdSM since February 20, 2007 Joint Filing Agreement, dated April 19, 2007